VIA EDGAR

December 13, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

ATTENTION: Amanda Ravitz, Assistant Director

Re:	LIGHTPATH TECHNOLOGIES, INC.
Registration Statement on Form S-1
Filed September 29, 2016
File No. 333-213860

Ladies and Gentlemen:

LightPath Technologies, Inc. (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the above-referenced Registration Statement of the Company be declared effective under the Securities Act, at 5:00 P.M., Eastern Time, on Thursday, December 15, 2016, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

Please contact Jeffrey Decker of Baker & Hostetler LLP at (407) 649-4017 or Alissa Lugo of Baker & Hostetler LLP at (407) 649-4015 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Respectfully requested,

LIGHTPATH TECHNOLOGIES, INC.

/s/ Dorothy Cipolla
Dorothy Cipolla Chief Financial Officer

cc:	Jeffrey E. Decker, Esq. Baker & Hostetler LLP
Robert V. Condon III, Esq., Sullivan & Worcester LLP
David Enzer, Roth Capital Partners, LLC